RECEIVED NESTLÉ S.A.

2005 MAY -6 A 8:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE




05007974

82-1252

DHL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

2 May, 2005

SUPPL

Ladies and Gentlemen:

Nestlé S.A., a corporation organized under the laws of Switzerland (the "Company") hereby furnishes to the Securities and Exchange Commission (the "SEC"), a current list (Exhibit) identifying the information referred to in paragraph (b)(1)(i) of Rule 12g3-2 and statements as to when and by whom it is required to be made public, filed with any such exchange, or distributed to security holders. Pursuant to Rule 12g3-2(b)(1)(iv), if any changes occur in the kind of information required to be published under paragraph (b)(1)(ii) of Rule 12g3-2, the Company will furnish a revised list reflecting such changes.

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

Please do not hesitate to contact Michèle Burger (phone : +41 21 9242719; e-mail : michele.burger@nestle.com), should you have any questions.

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

Yours sincerely,

Nestlé S.A.

Hans Peter Frick

Encl.

Exhibit

REPORTING OBLIGATIONS REGARDING THE MAINTENANCE OF LISTING OF NESTLÉ S.A. SHARES

1. SWX Swiss Exchange ("SWX")

Notifications must be made to the SWX in the format as indicated in the checklist below and may be in German, French or English.

Such notifications must clearly reflect:

(i) Nestlé S.A. as the issuer;

(ii) the Nestlé S.A. share as the object matter;

(iii) the reportable fact addressed, including the corresponding number of reference indicated in this checklist; and

(iv) the person responsible (incl. his/her telephone number and e-mail address) for any check-backs. The mere transmittal of a press release will not be sufficient to satisfy the duty to report.

Information which at the time of the notification is still to be treated with confidentiality, or the publication of which is to be deferred, must be clearly designated as such ("confidential" / "publication only after consultation") as well as the date and time as of which the information may be passed on to the market has to be indicated.

2. London Stock Exchange

2.1 RNS Customer Services

All information provided to the SWX according to the checklist below must simultaneously be provided in English to the **RNS Customer Services** ("RNS"), the Regulatory Information Service retained by Nestlé S.A., as follows:

a) An announcement of Nestlé S.A. has to be sent to the RNS

- **on-line**, or by
- **Fax** (+44 20 7588 6057)

at the same time as the (i) the *management report*, (ii) the *interim financial reports* and (iii) the *invitation to the General Meeting* (as well as other reports, circulars or documents that are issued in compliance with the listing rules of any stock exchange and sent to shareholders of Nestlé S.A.) are sent to the UK Listing Authority, stating that *"such documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility"*.

b) All other information provided to the SWX, e.g. press releases have to be provided to the RNS via

- **E-mail** (rns@londonstockexchange.com), or
- **Fax** (+44 20 7588 6057).

In case a telephonic enquiry needs to be made with RNS: +44 20 7797 4400.
If any information is to be disclosed when the RNS is not open for business, that information must be distributed to not less than two national newspapers in the UK and to two newswire services operating in the UK and notified to RNS as soon as it opens.

2.2 UK Listing Authority

2 copies of (i) the *management report*, (ii) the *interim financial reports* and (iii) the *invitation to the General Meeting* (as well as other reports, circulars or documents that are issued in compliance with the listing rules of any stock exchange and sent to shareholders of Nestlé S.A.) must be provided in English, at the same time as they are issued, to the **UK Listing Authority ("UKLA")** via

- **Airmail** or an equivalent service that is no slower (Document Disclosure Team, UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS).

The documents should be sent to the UKLA at the same time as the corresponding announcement is sent to the RNS. The UKLA will then make them available to the public for inspection at the Document Viewing Facility.

3. Paris Stock Exchange

All information provided to the SWX according to the checklist below must simultaneously be provided in French (if information is addressed to or intended for the shareholders in France) or English to **Euronext Paris** as well as to the **Autorité des Marchés Financiers** ("AMF", ex COB).

3.1 Euronext Paris

Notifications to **Euronext Paris** may be made via

- **Fax** (+ 33 1 49 27 18 18), or
- **Mail** (Euronext Paris, Service aux Emetteurs, 39, rue Cambon, 75039 Paris Cedex 01)

3.2 AMF

Notifications to the **AMF** may be made via

- **Fax** (+ 33 1 53 45 62 50, attn. Direction des émetteurs)
- **Mail** (Autorité des Marchés Financiers, Direction des émetteurs, 17, place de la Bourse, 75082 Paris Cedex 02)

4. ADRs

4.1 Securities and Exchange Commission ("SEC")

All information provided to the SWX according to the checklist below must simultaneously be provided in English, stating that such submission is made under Rule 12g3-2(b) of the Securities Exchange Act, to the **SEC** via

- **Mail** or **courier**, in each case with return receipt (Securities and Exchange Commission, Division of Corporate Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, D.C. 20549-0302, Mail Stop 3-2).

A list of changes of information required to be made public under Swiss law or to be filed with the SWX has to be provided to the SEC promptly after the end of the fiscal year.

4.2 Citibank

In addition, all information provided to the SWX must be provided to Citibank, which acts as depository (i.e. Citigroup N.Y.) and custodian (i.e. Citibank Zurich branch) under the current Nestlé S.A. ADR-scheme via

- **Mail** (Citigroup, attn. Jo Ann Ward, 388 Greenwich Street, 14th floor, New York, New York 10013 (tel. +1 (212) 816 6855); and Citibank N.A., Zurich branch, Seestrasse 25, 8002 Zürich).

Equity Securities

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1.	***General***			
1.01	Change of name	Within 2 trading days following commercial register entry	- Name old/new; Web address old/new - Ticker symbol old/new; security no./ISIN - Copies of extract from commercial register and Articles of Association - Date as of when Exchange modification is to be made	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_namechange_en.html),E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) RNS 3) Euronext/AMF 4) SEC/Citibank
1.02.	Address change of registered office	Within 2 trading days following commercial register entry	- Name; address; P.O.Box; tel. no.; fax no. - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_headoffice_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
1.03	Change of auditors	Within 2 trading days following commercial register entry	- Name; address; P.O.Box; tel. no.; fax.no. - Evidence of formal registration of new auditors - Reasons why previous auditors were replaced (incl. detailed comments on any unresolved differences of opinion between issuer and auditor in connection with accounting matters and financial reporting) - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_auditor_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1.04	Change of balance sheet date (closing of accounts for financial year)	Upon occurrence	- New balance sheet date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
1.05	Qualified opinion in report of group auditors	Upon gaining knowledge	- Copy of report by group auditors, with comments on any unresolved differences of opinion between issuer and group auditors in connection with accounting matters and financial reporting	1) SWX: Online-form www.swx.com/contact/admission_reporting_en.html) E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
1.06	Changes of contact persons (Chairman, CEO, CFO, Head of Investor Relations, those responsible for fulfilling ad hoc publicity and reporting obligations)	Upon occurrence	- Surname; given name; address; tel. direct; fax direct; e-mail address direct	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_contactparties_en.html) E-mail (meldepflichten@swx.com) or Fax: (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
2.	***Financial Reporting***			
2.01.	Annual report	Upon publication, at latest within 6 months after the end of every fiscal year	- 2 copies	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich) 2) RNS/UKLA 3) Euronext/AMF 4) SEC/Citibank
2.02.	Interim financial report	Upon publication, at latest within 4 months of the end of the relevant period	- 2 copies	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich) 2) RNS/UKLA 3) Euronext/AMF 4) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
3.	*(Annual and extraordinary) general meetings of shareholders (GMS)*			
3.01	Date of next GMS	As soon as determined	- Date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
3.02	Date of closure of share register	As soon as determined	- Date as of which the share register is closed	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
3.03	Invitation to GMS	At latest 20 days prior to GMS	- 1 copy	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS/UKLA 3) Euronext/AMF 4) SEC/Citibank
3.04	GMS resolutions	At latest 1 day after GMS	- Resolutions adopted as per agenda	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
3.05	Opting-out / opting-up (Arts. 22, 32 SESTA)	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
3.06	Regulations on shares with restricted transferability (Art. 685d ff. CO)	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
4	***Dividend-/ex-dividend trading***			
4.01	-Date of ex-dividend trading *(ex-dividend trading may start at the earliest on the 3rd trading day following the GMS)* -Payment date of dividend	At latest 20 days prior to GMS	- Ex date, payment date - Category of securities - Security no./ISIN - Gross amount payable per equity security - Coupon no. - Any further modalities	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_dividends_en.html), E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) RNS 3) Euronext/AMF (please note: AMF notification to be sent to: Euronext Paris, Service aux Emetteurs, attn. Véronique Bottin, 39 rue Cambon, 75039 Paris Cedex 01/fax: +33 1 53 45 62 50) 4) SEC/Citibank
5.	***Capital structure***			
5.01	Creation of conditional or authorised capital	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
5.02	Exercise of conditional capital	Monthly, on 1st trading day of the following month (also in case of negative declarations)	- Category of securities - Security no./ISIN - Purpose (pursuant to Articles of Association) - Term to duration of warrant or convertible bonds - Number of exercised securities - Remaining conditional capital	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_condcapital_en.html) or E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
5.03	Commercial register entry of newly created equity rights from conditional capital	At latest 3 months following close of annual accounts	- Copy of commercial register extract	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank
5.04	Capital decrease (in particular, upon repayment of nominal value or destruction of shares)	At latest within 2 months following 3rd notice of public call for creditors	- Date as of which Exchange modification is to be made - In case of repayments: Payment date; ex date; category of securities; security no./ISIN; gross amount payable per equity security; coupon no. - Copies of extract from commercial register and Articles of Association	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_capitaldecrease_en.html), E-mail (zulassung@swx.com) or Fax (+41 58 854 2933) **(official notice)** 2) RNS 3) Euronext/AMF 4) SEC/Citibank
	Documents / Information			
	Documents and information provided to the market (e.g. media releases)	Simultaneously with publication	All documents and information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) RNS 3) Euronext/AMF 4) SEC/Citibank